SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Schuff International, Inc.

(Name of Subject Company)

Schuff International, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

8081566103

(CUSIP Number of Class of Securities)

Scott A. Schuff

President and Chief Executive Officer
Schuff International, Inc.
1841 W. Buchanan Street
Phoenix, AZ 85009
(602) 252-7787
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

Steven D. Pidgeon

Richard B. Stagg
Snell & Wilmer L.L.P.
One Arizona Center
400 East Van Buren
Phoenix, Arizona 85004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

      The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with Exhibits and Annexes hereto, this “Statement”) relates is Schuff International, Inc., a Delaware corporation (“Schuff International” or the “Company”). The address of the principal executive offices of the Company is 1841 West Buchanan Street, Phoenix, Arizona 85007. The telephone number of Schuff International at its principal executive offices is (602) 252-7787.

      The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of April 27, 2004 there were 7,063,122 shares of Common Stock outstanding (“Shares”).

Item 2.	Identity and Background of Filing Person

      The Company is both the subject company and the filing person. The Company’s name, business address and business telephone number are set forth in Item 1 above.

      This Statement relates to the tender offer by Schuff Acquisition Corp., an Arizona corporation (“SAC” or “Purchaser”), to purchase all of the outstanding Common Stock held by stockholders not affiliated with Purchaser, at a purchase price of $2.30 in cash per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 30, 2004, as amended on May 14, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended on May 14, 2004 (the “Letter of Transmittal” which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser amended the Offer to increase the original purchase price set forth in the Offer to Purchase dated April 30, 2004 from $2.17 per share to $2.30 per share. As a result, the term “Offer” used throughout this Statement refers to the Offer as revised by the increased Offer Price of $2.30 per share. In the amended Offer to Purchase Purchaser has agreed that any holder of Shares who has previously accepted the Offer will be entitled to the increased Offer Price.

      The principal executive office of Purchaser is 1841 West Buchanan Street, Phoenix, Arizona 85009 and its telephone number is (602) 452-4497.

      The Offer is described in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), initially filed by Purchaser with the Securities and Exchange Commission (the “Commission”) on April 30, 2004. Purchaser has filed an amendment to the Schedule TO on May 14, 2004 increasing the Offer Price to $2.30 per share. Purchaser is owned by related parties including Mr. David A. Schuff, the Chairman of the Board of Directors of the Company, and Mr. Scott A. Schuff, the President and Chief Executive Officer of the Company, and their affiliates, the Schuff Irrevocable Trust, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, and the 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership (collectively, the “Related Parties”). As of April 28, 2004, the Related Parties as a group held 5,022,200 Shares, representing approximately 71.1%, of the outstanding Shares. Mr. David A. Schuff and Mr. Scott A. Schuff (the “Schuffs”) currently beneficially own approximately 36.1% and 35.0% of the outstanding Shares, respectively. If all conditions to the Offer are met or waived, immediately prior to the closing of the Offer, the Related Parties will transfer all of their outstanding Shares to Purchaser. Purchaser will then purchase the Shares not already owned by Purchaser that are validly tendered and not withdrawn.

      If, after the completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, Purchaser will then be permitted under Delaware law to effect a “short-form” merger with the Company without the approval of the Company’s board of directors or the remaining holders of Shares (the “Merger”). Purchaser has stated that it will effect the Merger as soon as possible after it completes the Offer. Each Share that Purchaser does not acquire in the Offer will be converted in the Merger into the right to receive $2.30 in cash, unless the holder of the Share properly perfects appraisal rights under Delaware law. After completion of the Merger, the Company will be wholly owned by the Related Parties.

      The Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of Shares (1) that would, when combined with the Shares owned directly or indirectly by Purchaser, represent at least 90% of all Shares then outstanding (the “90% Condition”) and (2) that represent at least a majority of the total number of Shares outstanding on the date Shares are accepted for payment that are not owned by the Related Parties or their affiliates, the directors of the Company who are not on the Special Committee formed to consider the Offer and who probably would not be deemed independent of the Related Parties, or the executive officers of the Company (the “Majority of the Minority Condition”). Although the 90% Condition may be waived by Purchaser, the Majority of the Minority Condition may not. The Offer is not conditioned upon the availability of financing. However, in addition to the 90% Condition and the Majority of the Minority Condition, Purchaser will not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for, if at or prior to the time of the expiration of the Offer any of the following events shall occur:

(1) any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding, or application shall be pending or threatened before any court, government, or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which restrains, prohibits, or delays consummation of, or materially alters or otherwise materially affects, the Offer or the Merger, results in a diminution in the value of the Shares or prohibits or imposes material limitations on Purchaser’s acquisition, ownership, or operation of all or any portion of its or the Company’s business or assets or of the Shares (including, without limitation, the right to vote the Shares purchased by Purchaser on an equal basis with all other Shares on all matters presented to the stockholders of the Company); or

(2) any statute, including without limitation any state anti-takeover statute, rule, regulation, or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced, or deemed or become applicable or asserted to be applicable to the Offer or the Merger, which restrains, prohibits, or delays consummation of, or materially alters or otherwise materially affects, the Offer or the Merger, or results in a diminution in the value of the Shares or prohibits or imposes material limitations on Purchaser’s acquisition, ownership, or operation of all or any portion of its or the Company’s business or assets or of the Shares (including, without limitation, the right to vote the Shares purchased by Purchaser on an equal basis with all other Shares on all matters presented to the stockholders of the Company); or

(3) any change (or any condition, event, or development involving a prospective change) shall have occurred or be threatened that has a materially adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations, or prospects of the Company or any of its subsidiaries; or

(4) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities, or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(5) any tender or exchange offer with respect to some or all of the outstanding Shares (other than the Offer), or a merger, acquisition, or other business combination proposal for the Company (other than the Offer and the Merger), shall have been proposed, announced, or made by any person, entity, or group; or

(6) the Company and Purchaser shall have reached an agreement or understanding that the Offer be terminated or amended or Purchaser (or one of its affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination, or purchase of Shares or assets of the Company; or

(7) there shall have occurred or be in existence any other event, circumstance, or condition, which, in the reasonable judgment of Purchaser, would prevent Purchaser from effecting the Merger following the completion of the Offer; or

(8) which in the reasonable judgment of Purchaser with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with the Merger.

      On April 23, 2004, the Board of Directors of the Company (the “Board”) met and authorized a special committee of the Board composed entirely of non-management directors, including Mr. Edward M. Carson, Mr. H. Wilson Sundt, and Senator Dennis DeConcini, to review and evaluate the Offer (the “Special Committee”). The Board authorized the Special Committee to exercise all of the powers and authority of the Board to respond to and take action in connection with the Offer by Purchaser.

      With respect to all information described herein as contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal and all information regarding Purchaser, Mr. David A. Schuff and Mr. Scott A. Schuff, or their affiliates and their officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      In considering the position that the Board of Directors of the Company has taken with respect to the Offer, the stockholders of the Company should be aware that the executive officers and directors of the Company have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized below.

      Director and Officer Ownership of Shares. Officers and directors of the Company other than Mr. David A. Schuff and Mr. Scott A. Schuff who own Shares will receive the Offer Price in the Offer on the same terms as the unaffiliated stockholders. As of March 31, 2004, the members of the Board of Directors and executive officers of the Company other than Mr. David A. Schuff and Mr. Scott A. Schuff owned in the aggregate 157,576 Shares and will receive a payment for their Shares in the aggregate amount of $362,424, assuming that they tender all of their Shares in the Offer, not including payment for any Shares tendered that are acquired through exercise of the stock options described below. To the knowledge of the Company, all directors and executive officers of the Company other than Mr. David A. Schuff and Mr. Scott A. Schuff who own Shares intend to tender their Shares in the Offer.

      Stock Options. As of March 31, 2004, directors and executive officers of the Company other than Mr. David A. Schuff and Mr. Scott A. Schuff held vested options to acquire an aggregate of 97,900 Shares, with exercise prices ranging from $1.30 to $13.75 per Share. Of these options, options to acquire 4,000 Shares had exercise prices less than the $2.30 per share Offer Price. Holders of vested options who wish to tender the underlying Shares in the Offer must exercise their options and purchase Shares of Common Stock and then tender the Shares pursuant to the Offer.

      Continuation of Employment of Officers and Directors following the Offer. If Mr. David A. Schuff and Mr. Scott A. Schuff consummate the Offer, they have disclosed in the Schedule TO that the current executive officers of the Company would remain in place. The Schedule TO states, however, that Mr. David A. Schuff and Mr. Scott A. Schuff may be interested in changing the composition of the Board of Directors upon successful consummation of the Offer.

      Indemnification and Related Arrangements. The Company’s certificate of incorporation and bylaws contain limited immunities from monetary liability for the directors and limited rights to indemnification in favor of the directors and officers. The directors and officers are also covered by director and officer insurance.

      Compensation to Members of Special Committee. In addition to the compensation paid to each member of the Board for attending Board meetings, each member of the Special Committee is entitled to compensation of $1,000 per meeting. In addition, the Company has agreed to reimburse each member of the

Special Committee for all out-of-pocket expenses incurred in connection with his service on the Special Committee.

      Certain Arrangements between the Company and its Executive Officers, Directors and Affiliates. In addition to the conflicts described above, certain agreements, arrangements and understandings between the Company and its executive officers, directors or affiliates are described in the Company’s Annual Report filed on Form 10-K filed on March 29, 2004, under these captions: “Directors and Executive Officers of the Registrant,” “Executive Compensation,” “Compensation of Directors,” and “Certain Relationships and Related Transactions.” Those items are filed with the Commission as part of Exhibit 99.(a)(1)(xvi) to this Statement and are incorporated herein by reference.

      Except as described in this Statement (including the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no other material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation

      At a meeting of the Special Committee held on May 12, 2004, the Special Committee unanimously determined that the Offer is fair to the Company’s stockholders being asked to tender their Shares. Accordingly, the Special Committee recommends that stockholders accept the Offer and tender their Shares pursuant to the revised Offer.

      The remainder of this Item 4 summarizes events that led to the Offer, certain potential benefits and risks that were considered by the Special Committee in reviewing and evaluating the Offer, and the Special Committee’s discussions with its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), relating to Houlihan Lokey’s financial analysis of the Company and the Offer.

Background of the Offer

      Since its initial public offering in July 1997, the Company has faced numerous issues, including increased competition in the steel fabrication and construction industries, stagnant to lower demand in the construction industry since 2001, changes in mix of contracts toward bid contracts (away from negotiated contracts), resulting in relatively lower margin projects, a steady decline in its stock price since announcing a net income loss for the first time for the second quarter of 1998, consistent failure to achieve projections, substantial debt service payments on $100 million in original principal amount of its 10.5% senior notes, difficulties in maintaining compliance with various covenants in its credit facility, and increased costs associated with being a public company due to new regulations and compliance requirements, including the Sarbanes-Oxley Act of 2002. As a result, the Company has experienced declines in revenue, decreases in profit margin, and a significant decline in profitability.

      In addition, due to the Company’s poor financial performance and adverse developments in the surety industry since September 11, 2001, the Company has experienced bonding capacity limitations. The Company currently is required by its performance bond surety to issue standby letters of credit as collateral to secure performance bonds. The Company’s $15.0 million credit facility with Wells Fargo Bank is primarily maintained to enable the Company to issue these standby letters of credit to the surety and the Company’s workers’ compensation insurance carrier. Wells Fargo has required the Company to put up cash collateral for the issuance of standby letters of credit. In connection with these developments, the surety has required full personal indemnification (excluding personal residences) of Mr. David A. Schuff, Mr. Scott A. Schuff and their spouses and 19th Avenue/Buchanan Limited Partnership.

      In addition, the Company has experienced substantial limitations as a public company, including a limited trading volume and public float of the Shares, substantial insider holdings, small market capitalization, and no research attention from market analysts. Because the Schuffs, who own a substantial controlling interest in the Company, have indicated that they do not wish to sell their interest in the Company to a third party, neither the Company nor the Board has actively pursued strategic alternatives to the Company remaining an independent public company and, prior to the commencement of the Offer, the Company had no plans or proposals relating to any extraordinary transaction.

      During the summer of 2003, Mr. David A. Schuff and Mr. Scott A. Schuff explored the possibility of privatizing the Company and held discussions with Bank One to raise the capital necessary to effect a going-private transaction. Bank One ultimately refused to provide the necessary capital, and Mr. David A. Schuff and Mr. Scott A. Schuff subsequently held discussions with Wells Fargo Bank. Through financing obtained by 19th Avenue/Buchanan Limited Partnership with Wells Fargo, Purchaser has obtained a $7.0 million term facility to fund the Transaction. The term facility is secured by cash and discounted marketable securities of up to $1.5 million, first deeds of trust on real estate owned by 19th Avenue/Buchanan Limited Partnership, and assignments of rents and assumption of lease agreements from the Company. The first advance of $3.0 million has been funded, which refinanced existing indebtedness of 19th Avenue/Buchanan Limited Partnership. The second advance of $4.0 million will be subject to the satisfaction of certain closing conditions, including evidence that all filings required to be made by Purchaser in connection with this Offer have been made with the Commission, and evidence that no injunction or stop order has been issued with respect to this Offer. Assuming Purchaser were to acquire the remaining 29% of the Shares, or 2,040,922 Shares, at the Offer Price of $2.30 per Share, the aggregate transaction value is approximately $4.7 million. The Offer is conditioned on the tender of at least a sufficient number of Shares such that Purchaser would own at least 90% of the Shares. Accordingly, approximately 1,334,610, or 65%, of the Shares not owned by Purchaser would need to be tendered to effect the Transaction. In addition, the number of Shares tendered must meet the Majority of the Minority Condition described under “Identity and Background of Filing Person”.

      On April 23, 2004, the Board held a special meeting at which meeting Mr. David A. Schuff and Mr. Scott A. Schuff announced their intention to commence a tender offer to acquire all Shares of the Company not owned by the Schuffs or their affiliates at a price of $2.17 per share. At this special meeting of the Board, the Board authorized the formation of the Special Committee to review and evaluate the Offer and to exercise all of the powers and authority of the Board to respond to and take action in connection with the Schuffs’ proposal, including, but not limited to, the power and authority to:

•	Review and evaluate the Schuffs’ proposal;

•	Negotiate with the Schuffs regarding the terms of the proposal;

•	Make a recommendation to the stockholders being asked to tender their Shares whether or not to accept any proposal made by the Schuffs;

•	Contact members of the management team or other parties who may have information useful to the Special Committee’s deliberations;

•	Engage its own legal counsel and financial advisor;

•	Set its own reasonable compensation; and

•	Authorize appropriate officers of the Company to execute such documents as may be necessary or appropriate in connection with the foregoing.

In each case, the Board authorized the Special Committee to take any of the actions independent of any review or control by the Board.

      At a meeting of the Special Committee immediately following the special meeting of the Board on April 23, 2004, Mr. Carson was elected chairman of the Special Committee and the Special Committee, after discussion of potential conflicts, decided to engage Snell & Wilmer L.L.P. of Phoenix, Arizona, to serve as its independent legal counsel and Richards Layton & Finger, P.A. to serve as special Delaware counsel. Although Snell & Wilmer L.L.P. has represented the Company as outside counsel in connection with a number of legal matters, neither Snell & Wilmer L.L.P. nor Richards Layton & Finger, P.A. have represented the Schuffs personally or the Schuff family. During this meeting, representatives of Snell & Wilmer L.L.P. and Richards Layton & Finger, P.A. advised the members of the Special Committee regarding the Special Committee’s legal and fiduciary duties, the process to be followed in reviewing and evaluating the Offer, and the need to engage a financial advisor to assist the Special Committee in evaluating the fairness of the Offer, from a financial point of view, to the Company’s stockholders other than the Related Parties.

      On April 26, 2004, the members of the Special Committee convened a meeting by telephonic conference call to discuss the retention of a financial advisor to the Special Committee. At that meeting, in which representatives of Snell & Wilmer L.L.P. and Richards Layton & Finger, P.A. participated, the members of the Special Committee considered and discussed a number of investment banking firms that could serve as financial advisor to the Special Committee. The Special Committee then instructed Snell & Wilmer L.L.P. to request proposals from three investment banking firms to serve as financial advisor. On April 28, 2004, the Special Committee met via teleconference, in which representatives of Snell & Wilmer L.L.P. and Richards Layton & Finger, P.A. participated, to discuss the proposals submitted by each of the three financial advisor candidates and elected to retain Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to serve as financial advisor to the Special Committee.

      On April 29, 2004, representatives of Houlihan Lokey met with Mr. Scott D. Sherman, the Company’s General Counsel, and Mrs. Shawna Willis, the Company’s Controller, for the purpose of obtaining background information about and financial records relating to the Company. After that meeting, the Special Committee met in person with representatives of Snell & Wilmer L.L.P. and, by telephonic conference call, Richards Layton & Finger, P.A., and representatives of Houlihan Lokey to discuss the process Houlihan Lokey would follow in evaluating the Offer, including Houlihan Lokey’s information gathering, discussions with each of the Schuffs and other Company personnel, continuing discussions with members of the Special Committee and its legal counsel, and an analysis of the Company’s value. At this meeting, the Special Committee also determined to set compensation for attending each meeting of the Special Committee at $1,000 and authorized reimbursement of reasonable out-of-pocket expenses incurred by the members in attending the meetings.

      On May 4, 2004, representatives of Houlihan Lokey met with senior members of the Company’s management group, including Mr. Scott A. Schuff, the Company’s Chief Executive Officer, and Mr. Michael R. Hill, the Company’s Chief Financial Officer, and discussed the Company’s history, business, operations, financial information, financial forecasts and current outlook. The Houlihan Lokey representatives also contacted Mr. David A. Schuff by telephone to discuss the Company and the background of the Offer.

      At a telephonic meeting of the Special Committee on May 7, 2004, in which representatives of Snell & Wilmer L.L.P. and Richards Layton & Finger, P.A. participated, Houlihan Lokey presented a preliminary analysis of its review of the Company to the Special Committee, including a comparison of the Offer Price to the historical trading price of the Company’s stock, a review of the market for the Company’s publicly held debt, a comparison of premiums paid in other going private transactions, market multiples based on market values of other companies in similar industries, evaluation of the Company based on discounted cash flow, an evaluation based on adjusted book value, and a methodology based on third party appraisals (as more fully described in the section entitled “Analyses by the Special Committee’s Financial Advisor”). The members of the Special Committee also discussed other factors they deemed relevant to an evaluation of the Company’s value and the Offer, including the Company’s book value, its substantial debt load, its prospects for future operations, and the other factors listed in the section entitled “Considerations and Recommendations.”

      After consideration of the information provided by Houlihan Lokey and a review of other factors involved in responding to the Offer, the members of the Special Committee met telephonically on May 10, 2004, without legal counsel or its financial advisor, and authorized Mr. Carson, as chairman of the Special Committee, to advise Mr. Scott A. Schuff that, based on the Special Committee’s evaluation and review of all factors to date, the Offer Price should be increased from $2.17 per share. Mr. Carson advised Mr. Schuff that the Special Committee would be meeting on May 12, 2004 for the purpose of determining whether or not to recommend the Offer.

      On May 12, 2004, the members of the Special Committee met in person with representatives of Snell & Wilmer L.L.P. and Houlihan Lokey, with a representative of Richards Layton & Finger, P.A. participating via teleconference, at which meeting representatives of Houlihan Lokey presented their analysis of the Company’s value relative to the initial Offer Price. Based on their knowledge of the Company as members of its Board, the information provided by Houlihan Lokey, and other relevant factors summarized under “Considerations and Recommendation,” the Special Committee concluded that it should seek to negotiate a price higher than the initial Offer Price of $2.17 per Share prior to making a recommendation to the stockholders in connection with the Offer. The Special Committee then met immediately with Mr. David A. Schuff and Mr. Scott A. Schuff to discuss their conclusions and advise the Schuffs that the Special Committee would not recommend acceptance of the Offer at the initial Offer Price. In response to the Special Committee’s position, the Schuffs agreed to amend the Offer to increase the Offer Price to $2.30 per share. The Special Committee subsequently met with the full Board at which time the Special Committee provided its recommendation to the Board that the revised Offer Price of $2.30 was fair, and the Board, with Mr. David A. Schuff and Mr. Scott A. Schuff abstaining, authorized the filing of a response to the Offer pursuant to which the Special Committee would recommend to the stockholders that they accept the revised Offer.

      The Special Committee met in person and via teleconference a number of times with its legal and financial advisors between April 23, 2004 and the date of this Statement for the purpose of reviewing and evaluating the Offer made by Purchaser pursuant to the Schedule TO filed on April 30, 2004, as amended on May 14, 2004. In addition to the factors discussed below in the section entitled “Considerations and Recommendation,” the Special Committee reviewed its role as an independent evaluator of the Offer, its duties under federal and state law, and the timeline for receiving, evaluating, and if appropriate, completing the transaction proposed by the Schuffs.

      The Special Committee also discussed with its legal counsel and Houlihan Lokey on a regular basis the process to be followed in evaluating the Schuffs’ proposal, including Houlihan Lokey’s information gathering, discussions with the Schuffs and other Company personnel, continuing discussions with members of the Special Committee, and an evaluation and analysis of the Company in regards to the Offer Price. Based on discussions with the Schuffs, who indicated they would not entertain a competing offer, and information from prior Board meetings, the Special Committee did not pursue possible purchasers in an alternative transaction.

Considerations and Recommendation

Special Committee

      In reaching its decision to recommend acceptance of the Offer, the Special Committee considered a number of factors.

      The following is a summary of the principal factors the Special Committee considered.

      1. Financial Condition and Business Prospects of the Company. The financial condition, results of operations, competitive position, and future prospects of the Company.

      2. Historical Market Prices of the Common Stock; Premium/Discount. The Offer Price represents (a) a 17.9% premium over $1.95, the closing price of the Common Stock on the American Stock Exchange on April 28, 2004, the last trading day before announcement of the Offer, (b) a 17.3% premium over $1.96, the average closing price of the Common Stock on the American Stock Exchange during the 30 days ending on April 28, 2004, (c) a 21.1% premium over $1.90, the average closing price of the Common Stock on the American Stock Exchange during the 60 days ending on April 28, 2004, and (d) a 19.8% premium over $1.92, the average closing price of the Common Stock on the American Stock Exchange during the 90 days ending on April 28, 2004.

      3. Liquidity, Trading Volume and Lack of Analyst Coverage. Mr. David A. Schuff and Mr. Scott A. Schuff presently beneficially own 36.1% and 35.0% of the outstanding Common Stock, respectively. Due to Mr. David A. Schuff’s and Mr. Scott A. Schuff’s substantial beneficial ownership, the liquidity and trading volume of the remaining outstanding shares of Common Stock is relatively low. Additionally, no investment banking firms currently publish research reports on the Company. Illiquidity typically has an adverse effect on trading prices, which can be further depressed by limited research analyst coverage. Lack of liquidity, low trading volume, and no analyst coverage, however, may contribute to trading prices that do not fully capture the fundamental value of the Company.

      4. Factors that May Affect Future Results and Financial Condition. In addition to the factors listed under the heading “Factors that May Affect Future Results and Financial Condition” on the Company’s Annual Report on Form 10-K filed with the Commission as part of Exhibit 99.(a)(1)(xvi) to this Statement and incorporated herein by reference, the Special Committee considered the increased costs associated with being a public company due to new regulations and compliance requirements, including the Sarbanes-Oxley Act of 2002. The Special Committee also considered the potential impact on the Company’s future valuation as a result of an anticipated improvement in the construction industry in general and a possibly increase in the number of construction projects requiring steel fabrication. To the extent the anticipated improvement in the construction industry is realized, the Company believes that the number of steel fabrication companies relative to the number of available projects could decline, which may decrease competition and reverse the current pressure to bid on projects with relatively low margins. The Special Committee also discussed the Company’s backlog and prospects for future projects, including a letter of intent awarded to the Company to provide steel fabrication services in connection with a significant hotel project in Las Vegas, Nevada.

      5. Financial Ability to Consummate the Offer. The Special Committee considered the loan commitment provided by Wells Fargo Credit, Inc., a Minnesota corporation, pursuant to which it will provide Purchaser with sufficient and available funds to pay substantially all of the consideration for all of the Shares. In light of these representations and the lack of a financing condition, the Special Committee believed that it was very likely that the transaction would be completed on the terms described in the Offer.

      6. Houlihan Lokey’s Analyses and Fairness Opinion. The Special Committee considered the analyses of Houlihan Lokey and Houlihan Lokey’s written fairness opinion dated May 12, 2004 (the “Fairness Opinion”) delivered to the Special Committee that, as of such date and based on and subject to the matters described in the written opinion, the consideration to be received by the public stockholders of the Company in the Offer was fair, from a financial point of view, to the public stockholders of the Company, other than Mr. David A. Schuff and Mr. Scott A. Schuff, their respective affiliates, and executive officers and directors. Houlihan Lokey performed a variety of financial and comparative analyses regarding the valuation of the Company and the Common Stock, a comparison of financial performance and market valuation ratios of the Company with those of publicly traded companies Houlihan Lokey deemed relevant for purposes of its Fairness Opinion, an analysis of comparable transactions, a discounted cash flow analysis of the projected cash flow of the Company and an analysis of the Company’s stock and debt prices as determined by the public markets. For a more complete description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Houlihan Lokey in connection with its written Fairness Opinion, see the description under “Analysis of the Special Committee’s Financial Advisor” below. A copy of the written Fairness Opinion rendered by Houlihan Lokey to the Special Committee, setting forth the procedures followed, and the matters and the assumptions made by Houlihan Lokey in arriving at its Fairness Opinion, is attached as Annex A to this Statement and incorporated herein by reference. Stockholders are urged to read this Fairness Opinion carefully and in its entirety. Houlihan Lokey’s Fairness Opinion is directed to the Special Committee and addresses only the fairness of the consideration in the Offer to the Company’s stockholders from a financial point of view as of the date of the Fairness Opinion. The Fairness Opinion does not address any other aspect of the Offer and does not constitute a recommendation to any Company stockholder as to whether the stockholder should tender shares in the Offer.

      7. Timing of Completion. The Special Committee considered the benefit to the Company’s stockholders to be able to receive the consideration through a tender of their Shares in the Offer within a relatively short period of time.

      8. No Participation in Future Growth. Stockholders who tender their shares in the Offer will not have the opportunity to participate in any future growth of the Company.

      9. Tax Consequences. The tender and acceptance of a Share will be treated as a sale of the Share for federal and most state income tax purposes, which generally will require stockholders who tender their Shares to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in the Shares.

      10. Lack of Other Proposals and Mr. David A. Schuff’s and Mr. Scott A. Schuff’s Unwillingness to Sell Their Interest in the Company. The Board and the Special Committee considered whether it would be possible to sell the Company to a third party after reasonable efforts to solicit buyers at a price per share in excess of the Offer Price. However, to the knowledge of the Board and the Special Committee, no third party other than Mr. David A. Schuff and Mr. Scott A. Schuff has made any proposal to acquire the Company. Additionally, Mr. David A. Schuff and Mr. Scott A. Schuff have consistently maintained, and have confirmed to the Board and the Special Committee that they are not presently interested in selling all or substantially all of their respective Shares.

      11. Possible Decline in the Trading Price of the Common Shares if the Offer is Withdrawn. The possibility that if Mr. David A. Schuff and Mr. Scott A. Schuff were to withdraw the Offer, the trading price of the Common Stock could decline. The last reported closing price of the Common Stock on the American Stock Exchange before the Offer was announced was $1.95.

      12. Certain Rights Associated with Mr. David A. Schuff’s and Mr. Scott A. Schuff’s Ownership Interest. As an alternative to the Offer, collectively Mr. David A. Schuff and Mr. Scott A. Schuff currently have sufficient voting power to approve the merger of the Company with an entity owned by Mr. David A. Schuff and Mr. Scott A. Schuff, involving a different price than the Offer Price and other terms and conditions than those governing the Offer, without the affirmative vote of any other stockholders of the Company.

      13. Potential Risks Associated with Lack of Bonding Capacity. Because the Schuffs currently guarantee the Company’s obligations related to its bonding capacity, the Special Committee considered the potential adverse impact on the Company if the Schuffs declined to continue their guarantee of these obligations, which would likely materially and adversely affect the Company’s ability to obtain construction bonds critical to its operations.

      14. Conflicts of Interest. The conflicts of interest of certain of the officers and directors of the Company described in Item 3 of this Statement.

      The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes all material factors considered. In light of the number and variety of factors that the Special Committee considered in evaluating the Offer, the Special Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to recommend that the Offer be accepted and advise the Board to take the same position. The determination by the Special Committee was made after consideration of all the factors taken as a whole.

Board of Directors

      In light of the decision of the Special Committee to recommend that the Offer be accepted and due to the conflicts of interest described elsewhere in this Statement, the Board of Directors, with Mr. David A. Schuff and Mr. Scott A. Schuff abstaining, likewise determined to recommend the Offer.

      The Board of Directors and the Special Committee also believes that the Offer is procedurally fair to the unaffiliated minority stockholders of the Company in light of the following factors:

1. Special Committee. To avoid any conflict of interest because of Mr. David A. Schuff’s and Mr. Scott A. Schuff’s substantial ownership interest in the Company and their states as members of the Board, the Board established the Special Committee consisting of directors of the Company who are not officers or employees of the Company, Purchaser, Mr. David A. Schuff or Mr. Scott A. Schuff nor officers or directors of Purchaser or otherwise affiliated with the Schuffs, the Company or Purchaser. The Special Committee had sole and exclusive authority to review and evaluate the Offer, to negotiate the terms and conditions of the Offer, and to retain such legal and financial advisors as the members of the Special Committee deemed appropriate.

2. Approvals of Directors. Subsequent to the recommendation of the Special Committee, the Board unanimously determined, with Mr. David A. Schuff and Mr. Scott A. Schuff abstaining, that the Offer was advisable and fair from a financial point of view to, and in the best interests of, the Company and its unaffiliated minority stockholders, and voted unanimously, with Mr. David A. Schuff and Mr. Scott A. Schuff designated directors in attendance abstaining, to approve the Offer.

3. Potentially Reduced Costs. The Offer provides the opportunity for the unaffiliated minority stockholders of the Company to sell their Shares without incurring brokerage and other costs typically associated with market sales.

4. Dissenter and Appraisal Rights. The unaffiliated minority stockholders of the Company who believe that the terms of the Offer are not fair can pursue appraisal rights in respect of the Merger under the Delaware General Corporations Law.

      Independent Financial Advisor and Legal Counsel. The Special Committee had the benefit of advice from an independent financial advisor who reviewed and evaluated the Offer Price. In addition, the Special Committee retained Snell & Wilmer L.L.P., the Company’s outside legal counsel, and Richards Layton & Finger, P.A., as special Delaware counsel, to assist it in fulfilling its duties in reviewing and evaluating the Offer.

Financial Projections

      Currently, the Company does not as a matter of course make public forecasts as to future revenues, earnings, or other financial information. The Company did, however, prepare certain projections in the normal course of business that it provided to the Board in connection with its 2004 year plan. The projections set forth below are included in this document solely because such information was provided to Mr. David A. Schuff and Mr. Scott A. Schuff in their capacities as affiliates of the Company.

      The projections set forth below were not prepared by the Company with a view to public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the projections were not prepared with the assistance of or reviewed, compiled, or examined by independent accountants. While prepared with numerical specificity, the projections reflect numerous estimates and hypothetical assumptions, all made by the Company’s management, with respect to industry performance, general business conditions, local market conditions, interest rates, and financial conditions and other matters, which may not be accurate, may not be realized, and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections set forth below will prove accurate, and actual results may be materially different from those contained in the projections set forth below.

      In light of the uncertainties inherent in forward-looking information of any kind, the Company cautions against undue reliance on this information. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on for this purpose. While the Company has prepared these projections with numerical specificity, the Company has not made, and does not make, any representation to any person that the projections will be achieved. The Company does not intend to update or revise these projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

      A summary of the Company’s projections is set forth below.

Fiscal Year
Ending
December 31,
2004 (in 000’s)

Revenue	$249,200
Gross profit	$36,600
Gross profit percentage	14.70%
General and administrative expenses	$24,800
Operating income	$11,800
Operating ratio	4.70%
Net income	$1,200
Cash flows from operations	$3,800
Total assets	$129,800
Equity	$10,685

Analyses by the Special Committee’s Financial Advisor

      On April 28, 2004, the Special Committee retained Houlihan Lokey as its exclusive financial advisor in connection with the proposed Offer by Purchaser and to render an opinion as to whether the cash consideration to be received by the Company’s stockholders (other than Purchaser and its affiliates) in the Offer was fair to such holders from a financial point of view. The Fairness Opinion was prepared to assist the Special Committee in evaluating the terms of the Offer. The Special Committee retained Houlihan Lokey based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with going private transactions, recapitalizations and similar transactions. The Special Committee did not put any limitations on Houlihan Lokey or its investigations made or procedures followed in connection with its services or the rendering of the Fairness Opinion. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. Houlihan Lokey has no material prior relationship with the Company or its affiliates. The Fairness Opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer by the Company’s stockholders (other than Purchaser and its affiliates) and is not intended to constitute and does not constitute a recommendation as to whether any stockholder of the Company should tender his or her shares in the Offer or as to any other matters relating to the Offer. The Company’s stockholders are urged to read the Fairness Opinion carefully in its entirety.

      As of May 12, 2004, Houlihan Lokey rendered the Fairness Opinion. The Fairness Opinion states that as of the date of the Fairness Opinion, and based on and subject to the matters described in the Fairness Opinion, the Offer Price of $2.30 price per Share in cash to be received by the Company’s stockholders (other than Purchaser and its affiliates) in the Offer was fair to such holders from a financial point of view. The summary of the Fairness Opinion set forth below is qualified in its entirety by reference to the full text of the Fairness Opinion, which is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein. You are urged to read the Fairness Opinion in its entirety.

      The Company has agreed to pay Houlihan Lokey a fee of $250,000 for its services, plus reasonable out-of-pocket expenses. No portion of Houlihan Lokey’s fee was contingent upon the conclusion reached in the Fairness Opinion, although Houlihan Lokey agreed to reduce its fee by $50,000 if the Special Committee did not request a fairness opinion in connection with the Offer. The Company also has agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and legal fees. The Company has agreed to indemnify and hold harmless Houlihan Lokey or any employee, agent, officer, director, attorney, stockholders or any person who controls Houlihan Lokey, against and from all losses arising out of or in connection with its engagement by the Special Committee.

      In arriving at the Fairness Opinion, among other things, Houlihan Lokey:

(1) met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

(2) visited the business office of the Company;

(3) reviewed the Company’s SEC filings on Form 10-K for the three fiscal years ended December 31, 2003, and draft financial statements for the quarter ended March 31, 2004, which the Company’s management has identified as being the most current financial statements available;

(4) reviewed Purchaser’s Tender Offer statement filed with the Commission dated April 30, 2004;

(5) reviewed forecasts prepared by the Company’s management for the fiscal year ending December 31, 2004;

(6) reviewed the Company-prepared Plan 2001, Plan 2002 and Plan 2003;

(7) reviewed copies of the Appraisals of the Business Enterprise prepared by an independent third-party appraiser as of October 31, 2003 for the following entities:

•	Addison Steel, Inc.;

•	Bannister Steel, Inc.;

•	Quincy Joist Company; and

•	Six Industries, Inc.;

(8) reviewed the Limited Summary Appraisal of Six Industries, Inc. prepared by an independent third-party appraiser as of February 4, 2003;

(9) reviewed the appraisal summaries of various real estate properties prepared by an independent third-party appraiser as of February 2003;

(10) reviewed the appraisal summary of the National City steel yard prepared by an independent third-party appraiser as of February 2003;

(11) reviewed certain other publicly available financial data for certain companies that were deemed comparable to the Company; and

(12) conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

      Houlihan Lokey used several methodologies to assess the fairness of the consideration to be received by the Company’s stockholders (other than Purchaser and its affiliates) in connection with the Offer. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing the Fairness Opinion in connection with the Offer. Houlihan Lokey utilized each of the following analyses based upon its view that each is appropriate and reflective of generally accepted valuation methodologies given the Company’s trading volume relative to total shares outstanding, the accessibility of comparable publicly traded companies, the availability of forecasts from management of the Company, and the available information regarding similar transactions in the construction and metal fabrication industries. Each analysis provides an indication of the Company’s per share equity value in order to assess the fairness from a financial perspective of the consideration to be received by the Company’s stockholders (other than Purchaser and its affiliates) in connection with the Offer. No one methodology was considered to be more appropriate than any other methodology, and therefore Houlihan Lokey utilized all of the aforementioned methodologies in arriving at its conclusions. Houlihan Lokey selected a number of public companies that it considered comparable to the Company to perform its analyses. Houlihan Lokey deemed the selected companies, all of which are engaged in providing construction services and/or metal fabrication, to be reasonably comparable to the Company based on the industry in which the Company operates and its principal competitors.

      Houlihan Lokey’s analyses included the calculation and comparison of the following: (1) an analysis of the Company’s stock and debt prices as determined by the public market; (2) an analysis of the premium being paid in the Offer compared to other similar transactions; and (3) an analysis of the fundamental valuation of the Company’s stock as determined by Houlihan Lokey based on various methodologies including market multiples approach, comparable transactions approach, discounted cash flow approach and adjusted book value approach.

      Houlihan Lokey performed the following analyses in order to determine the common stock price per share:

      Public Stock Pricing. Houlihan Lokey reviewed the historical market prices and trading volume for the Company’s publicly held shares for the latest twelve months as of April 28, 2004, the last trading date prior to Purchaser’s announcement, after the close of trading on such date, of their intention to consummate a tender offer for the shares that they did not hold. During this latest twelve-month period, the Company’s stock price has ranged from $1.24 per share to $2.16 per share. Houlihan Lokey noted that over the last twelve months prior to the announcement of the Offer, the Company’s trading price has never traded above the revised Offer Price of $2.30 per share

      Public Debt Pricing. Houlihan Lokey reviewed the historical market prices for the Company’s publicly held 10.5% Senior Notes for the latest twelve months as of April 28, 2004. The Senior Notes have traded at a discount to par value, with a range of 59.5% to 83.0% of par value. On a 10-day, 30-day, 60-day and 90-day average basis as of April 28, 2004, the Senior Notes pricing ranged from 72.1% to 74.5% of par value. Houlihan Lokey’s analysis of the Senior Notes indicates that the market is valuing the Senior Notes meaningfully below par notwithstanding an above market 10.5% interest rate, which potentially implies nominal equity value.

      Going-Private Premium Analysis. Houlihan Lokey reviewed the historical market prices and trading volume for the Company’s publicly held shares and reviewed publicly available SEC filings, news articles, and press releases relating to the Company. Houlihan Lokey analyzed the Company’s closing sale price for shares as of April 28, 2004. In addition, Houlihan Lokey reviewed the Company’s closing sale price for shares on a 10-day, 30-day, 60-day, 90-day and 120-day average basis as of April 28, 2004, with such pricing ranging from $1.85 to $1.96 per share, and considered the Company’s 52 week high of $2.16 per share and 52 week low of $1.24 per share. Houlihan Lokey determined a normalized stock price range was approximately $1.80 per share to $2.00 per share. Upon examining the premium paid in approximately 294 other recent going private transactions and taking into account the relevant factors relating to the Offer and the Company, Houlihan Lokey applied a premium range of 15% to 25% to this normalized stock price range, resulting in indications of value for the Company’s stock of $2.07 per share to $2.50 per share. However, Houlihan Lokey notes that the Company’s public stock price may not reflect the true value of the Company due to a number of factors, including the lack of significant trading volume, public float or analyst coverage as well as low institutional ownership.

      Market Multiple Methodology. Houlihan Lokey reviewed certain financial information of publicly traded comparable companies engaged in providing construction services and/or metal fabrication selected solely by Houlihan Lokey. Houlihan Lokey deemed the selected companies to be reasonably comparable to the Company based on the industry in which the Company operates and its principal competitors. The comparable companies included Chicago Bridge & Iron Co., Conrad Industries Inc., EMCOR Group Inc., Matrix Service Co., NCI Building Systems Inc., Shaw Group Inc., Simpson Manufacturing Inc. and Williams Industries Inc. Houlihan Lokey calculated certain financial ratios of the comparable companies based on the most recent publicly available information, including the multiples of:

(1) enterprise value (“EV”), the equity value of the comparable company plus all interest-bearing debt) to latest twelve months (“LTM”) revenues;

(2) EV to the projected next fiscal year (“NFY”) revenues;

(3) EV to LTM and NFY earnings before interest, taxes, depreciation and amortization (“EBITDA”); and

(4) EV to LTM and NFY earnings before interest, taxes (“EBIT”).

      For the Fairness Opinion, the analysis showed that the multiples exhibited by the comparable companies as of April 30, 2004 were as follows:

	EV/Revenue	EV/EBITDA	EV/EBIT	EV/Revenue	EV/EBITDA	EV/EBIT
	(LTM)	(LTM)	(LTM)	(NFY)	(NFY)	(NFY)

Low	0.16	7.9	10.2	0.17	4.5	7.1
High	2.36	12.1	19.6	0.86	10.3	13.3
Median	0.67	10.5	13.8	0.60	7.9	10.4
Mean	0.80	10.2	15.0	0.56	7.1	10.3

      Because of the volatility associated with the Company’s recent results, Houlihan Lokey determined representative levels of earnings based on the Company’s historical financial performance for fiscal year 2001 through 2003 as well as the fiscal 2004 projections prepared by the Company’s management. Houlihan Lokey derived indications of the enterprise value of the Company by applying EV/Revenue, EV/EBITDA and EV/EBIT multiples. Houlihan Lokey also considered that the multiples exhibited by the comparable companies reflect marketable minority ownership, but not prices for a going-private transaction. Accordingly, Houlihan Lokey applied a 20% premium to the resulting equity indication to arrive at a relevant enterprise value for the Company. The resulting indications of the enterprise value of the Company ranged from approximately $65 million to $80 million. To arrive at an indicated per share value, Houlihan Lokey considered the Company’s total outstanding debt of approximately $87 million, which consists of its publicly traded 10.5% Senior Notes, on both a face value and fair market value basis. Based on the trading history of the 10.5% Senior Notes for the latest twelve months as of April 28, 2004, Houlihan Lokey determined that approximately $65 million or 75% of par value is representative of the Company’s fair market value of debt. After giving consideration to the face value and fair market value of the Company’s debt, Houlihan Lokey arrived at a concluded stock price using this methodology/analysis of $0.00 to $2.55 per share.

      Comparable Transaction Methodology. Houlihan Lokey reviewed the multiples exhibited and control premiums paid in these certain change of control acquisitions of selected construction and metal fabrication companies that Houlihan Lokey deemed relevant. The analysis showed that the multiples exhibited in the change of control transactions were as follows:

	Construction Services			Metal Fabrication

	EV/Revenue	EV/EBITDA	EV/EBIT	EV/Revenue	EV/EBITDA	EV/EBIT

Median	0.49	6.2	8.2	0.45	6.0	10.8
Mean	0.57	6.4	8.3	0.63	7.5	12.1

      Based upon the above comparable transaction multiples, Houlihan Lokey derived indications of the enterprise value of the Company by applying EV/Revenue, EV/EBITDA and EV/EBIT multiples, resulting in enterprise value of these Company ranging from approximately $70 million to $85 million. After giving consideration to the face value and fair market value of the Company’s debt, Houlihan Lokey arrived at a concluded stock price using this methodology/analysis of $0.00 to $2.83 per share.

      In performing its analysis, Houlihan Lokey considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. No company or transaction used in the analysis described above was directly comparable to the Company. Accordingly, Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of revenue, EBITDA and EBIT paid for companies in the construction and metal fabrication industries. Houlihan Lokey noted that the multiples indicated by the Offer Price of $2.30 per share are within the ranges of the comparable transactions. Furthermore, in a change of control transaction, the Company’s debt would likely be immediately due and payable. Consequently, in this methodology we believe analyzing the debt on a face value basis is more appropriate. Therefore, the lower end of our valuation range is likely more appropriate.

      Discounted Cash Flow Methodology. Houlihan Lokey utilized certain financial projections prepared by the Company’s management with respect to fiscal year 2004. Houlihan Lokey determined the Company’s enterprise value by first deriving adjusted free cash flow (by adjusting for capital expenditures as well as working capital requirements and any taxes) and discounting free cash flow to the present. Based on analyses of the comparable public companies’ weighted average cost of capital, which represents the blended, after-tax costs of debt and equity, Houlihan Lokey applied risk-adjusted discount rates ranging from 13% to 17% to the projected adjusted free cash flow. To determine the value of the Company at the end of the projection period, Houlihan Lokey normalized the free cash flow in the last year of the projection period to reflect equal levels of capital spending and depreciation and amortization, and then applied the “Gordon Growth” perpetuity model, which calls for calculating a terminal value based upon a formula of terminal free cash flow/ (discount rate — long-term growth rate). Based on an analysis of the growth rates exhibited by comparable public companies, inflation and the growth rates of the markets in which the Company operates, Houlihan Lokey selected a long-term growth rate range of four percent to six percent in the calculation of the terminal value. This terminal value is discounted to the present, and the summation of the present value of the free cash flows for fiscal year 2004 plus the present value of the terminal value as calculated by the Gordon Growth model resulted in an enterprise value range of approximately $60 million to $75 million. After giving consideration to the face value and fair market value of the Company’s total outstanding debt, Houlihan Lokey arrived at a concluded stock price using this methodology of $0.00 to $1.70 per share.

      Adjusted Book Value Methodology. Houlihan Lokey also determined equity values based upon an analysis of the balance sheet and book value of the Company. In particular, Houlihan Lokey applied an assumed recovery percentage to the stated book values of the Company’s listed current and long-term assets based on discussions and representations by Company management and a review of certain third-party appraisals related to the property and equipment owned by the Company. In addition to analyzing the potential recovery values of the Company’s assets and liabilities in connection with discussions and representations by management of the Company, we made estimates for the net present value of the current backlog and expected wind-down costs associated with a wind-down of the business under this methodology. Based on the adjusted book value methodology, Houlihan Lokey arrived at a concluded enterprise value using this methodology of approximately $44 to $61 million. Since this methodology utilized the book value of assets and liabilities, Houlihan Lokey deducted the Company’s debt at face value and concluded that the equity value per share had only nominal value.

      Third-Party Appraisal Methodology. Houlihan Lokey also reviewed third-party appraisals conducted by an independent third-party appraisal firm. The appraisals provided enterprise value conclusions for only four of the Company’s operating divisions and not the Company as a whole. Houlihan Lokey believed these appraisals have limited applicability to a current value of the Company as a whole for several reasons. The appraisals were prepared for financial reporting reasons associated with the testing of goodwill impairment and not for the purpose of determining value in the context of the proposed Offer. The appraisals were therefore prepared on a unit-by-unit basis and not by examining the Company as a whole, and therefore did not factor in the business risks associated with the Company’s high leverage and surety situation. Furthermore, the appraisals were prepared as of October 2003 and not as of a current date.

      Determination of Fairness. After determining the equity value of the Company, and after consideration of multiples and premiums paid in comparable transactions, Houlihan Lokey noted that the consideration of $2.30 per share as provided for in the revised Offer is within the range of the indications of value that are the result of Houlihan Lokey’s analyses. Accordingly, Houlihan Lokey determined that as of May 12, 2004 the consideration to be received by the public stockholders of the Company (other than Purchaser and its affiliates) in connection with the revised Offer is fair to them from a financial point of view.

      As a matter of course, the Company does not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Houlihan Lokey considered financial projections. These financial projections were prepared by the management of the Company and are summarized in the Offer to Purchase. The financial projections were prepared under market conditions as they existed as of approximately April 28, 2004 and management did not and does not intend to provide Houlihan Lokey with any updated or revised financial projections in connection with the Offer or otherwise. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of the Company, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections should not be relied upon as necessarily indicative of the Company’s future results.

      In arriving at the Fairness Opinion, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates, general stock market performance and growth in the U.S. Gross Domestic Product. Houlihan Lokey’s Fairness Opinion was based on the business, economic, market and other conditions as they existed as of May 12, 2004, and on the financial projections of the Company provided to Houlihan Lokey. In rendering the Fairness Opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to Houlihan Lokey by the management of the Company, including the financial projections. Houlihan Lokey further assumed such information to be reasonably prepared and to reflect the best currently available estimates of the financial results and condition of the Company; that no material changes have occurred in the information reviewed between the date the information was provided and the date of the applicable Fairness Opinion; and that there were no facts or information regarding the Company that would cause the information supplied by Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to the Company and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of the specific properties or assets of the Company.

      Houlihan Lokey was not asked to opine and does not express any opinion as to: (1) the tax or legal consequences of the Offer; (2) the realizable value of the Company’s stock or the prices at which the Company’s stock may trade; and (3) the fairness of any aspect of the Offer not expressly addressed in the Fairness Opinion.

      The Fairness Opinion does not address the Related Parties’ underlying business decision to effect the Offer or the Special Committee’s underlying business decision whether to recommend that the Company stockholders accept the Offer, nor does it constitute a recommendation to any stockholder as to whether they should tender their Shares. Furthermore, Houlihan Lokey did not, and was not requested to, solicit third party indications of interest in acquiring all or any part of the Company or to negotiate any portion of the Offer, and Houlihan Lokey is under no obligation to update its Fairness Opinion.

      The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at the Fairness Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinions, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in the Fairness Opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to the Company, the Offer, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of the Company are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Intent to Tender

      After reasonable inquiry, to the best of the Company’s knowledge, all executive officers, directors and affiliates of the Company, excluding Mr. David A. Schuff and Mr. Scott A. Schuff, currently intend to tender the maximum number of shares of Common Stock held of record or beneficially owned by them that they are permitted to tender pursuant to the terms of the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

      Each member of the Special Committee will receive $1,000 per meeting for his service as a member of the Special Committee. In addition, the Company has agreed to reimburse each member of the Special Committee for all out-of-pocket expenses incurred in connection with his service on the Special Committee.

      The Company has agreed to pay Houlihan Lokey a fee of $250,000 for its services. No portion of Houlihan Lokey’s fee is contingent upon the conclusions reached in the Fairness Opinion, although Houlihan Lokey agreed to reduce its fee by $50,000 if the Special Committee did not request a fairness opinion in connection with the Offer. The Company also has agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and legal fees. The Company has agreed to indemnify and hold harmless Houlihan Lokey or any employee, agent, officer, director, attorney, stockholder or any person who controls Houlihan Lokey, against and from all losses arising out of or in connection with its engagement by the Special Committee.

      The Special Committee has retained Snell & Wilmer, L.L.P. to act as legal advisor to the Special Committee in connection with the Offer and also has retained Richards, Layton & Finger, P.A. to act as special Delaware counsel to the Special Committee in connection with the Offer.

      Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders concerning the Offer.

Item 6.	Interest in Securities of the Subject Company

      No transactions in the Company securities have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Antitrust

      The acquisition by Purchaser of Common Stock pursuant to the Offer is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

State Anti-takeover Statute

      Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation such as the Company from engaging in a “business combination” (defined to include a variety of transactions, including tender offers) with an “interested stockholder” (defined generally as a person that beneficially owns at least 15% of the outstanding voting stock of the subject corporation) for three years after the date on which that person became an interested stockholder unless, before that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in that person becoming an interested stockholder. These restrictions are not applicable to the Offer because the Schuffs and their affiliates have owned their shares of stock in the Company for more than three years prior to the commencement of the Offer and because the Special Committee, in consideration of Purchaser’s agreement to consummate the Merger at the Offer Price and the Majority of the Minority Condition as conditions to the Offer, and in accordance with Section 203(a)(1) of the Delaware General Corporation Law, approved the transaction which resulted in Purchaser becoming an interested stockholder as defined in Section 203.

Dissenters’ Rights

      Holders of the Common Stock do not have statutory appraisal rights as a result of the Offer. However, if the Offer is successfully completed, holders of Shares that do not accept the Offer and continue to hold Shares at the effective time of the Merger, and who do not wish to accept the consideration provided for in the Merger and comply with the procedures provided for in Section 262 of the Delaware General Corporation Law, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the court. Holders of Shares who wish to exercise dissenter’s rights should carefully review and follow the procedures outlined in Purchaser’s Offer to Purchase.

Litigation

      As of the date of this Schedule 14D-9, no stockholder litigation has been filed regarding this Tender Offer.

Other Material Information

      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.	Exhibits

      The following Exhibits are filed herewith:

Exhibit	Description

99.(a)(1)(i)	Offer to Purchase dated April 30, 2004, filed with the Securities and Exchange Commission on April 30, 2004, as amended and supplemented (incorporated by reference to Exhibit 99.(a)(1)(A) to Schedule TO)
99.(a)(1)(ii)	Supplement to Offer to Purchase dated May 14, 2004, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(I) to Schedule TO-T/ A)
99.(a)(1)(iii)	Letter of Transmittal, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(B) to Schedule TO)
99.(a)(1)(iv)	Revised Letter of Transmittal, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(J) to Schedule TO-T/A)
99.(a)(1)(v)	Notice of Guaranteed Delivery, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(C) to Schedule TO)

Exhibit	Description

99.(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(D) to Schedule TO)
99.(a)(1)(vii)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(K) to Schedule TO-T/ A)
99.(a)(1)(viii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(E) to Schedule TO)
99.(a)(1)(ix)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(L) to Schedule TO-T/ A)
99.(a)(1)(x)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(F) to Schedule TO)
99.(a)(1)(xi)	Letter to Stockholders of Schuff International, Inc. (filed herewith)
99.(a)(1)(xii)	Press Release issued by Schuff International, Inc. on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2004 (incorporated by reference)
99.(a)(1)(xiii)	Press Release issued by Schuff International, Inc. on May 14, 2004 (filed herewith)
99.(a)(1)(xiv)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated May 12, 2004 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(1)(xv)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of May 12, 2004 (filed herewith)
99.(a)(1)(xvi)	Schuff International, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 29, 2004 (incorporated herein by reference)
99.(a)(1)(xvii)	Schuff International, Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated herein by reference)
99.(a)(1)(xviii)	Notice of Offer to Purchase All Outstanding Shares of Common Stock, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(5) to Schedule TO-T/ A)
99.(e)	Credit and Security Agreement by and between 19th Avenue/ Buchanan Limited Partnership, an Arizona limited partnership, and Wells Fargo Credit, Inc., a Minnesota corporation (incorporated by reference to Exhibit 99.(b)(1) to Schedule TO)
99.(g)	None

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHUFF INTERNATIONAL, INC.

By:	/s/ MICHAEL R. HILL

Name: Michael R. Hill

Title:	Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: May 14, 2004

ANNEX A

FAIRNESS OPINION OF HOULIHAN LOKEY

May 12, 2004

Special Committee of the Board of Directors of
Schuff International Inc.
1841 W. Buchanan Street
Phoenix, AZ 85009

Dear Members of the Special Committee:

      We understand that Schuff Acquisition Corp., an Arizona corporation (“SAC”) to be wholly owned by David A. Schuff, Scott A. Schuff, and their affiliates, the Schuff Irrevocable Trust, the Scott A. Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership, is offering to purchase (the “Offer”) the 2,033,822 publicly held shares of common stock (the “Shares”) of Schuff International, Inc. (“Company” hereinafter), representing approximately 29 percent of the total shares outstanding. Prior to the purchase of Shares pursuant to this Offer, each of David A. Schuff, Scott A. Schuff, and their affiliates listed above will contribute his or its shares representing in aggregate 5,029,300 shares, or approximately 71 percent of the Company’s outstanding shares, for a proportional ownership interest in SAC. We further understand that the tender price is $2.30 per share in cash, an aggregate purchase price of approximately $4.7 million. Such transaction and all related transactions are referred to collectively herein as the “Transaction.” We further understand that the Company’s Board of Directors has formed the Special Committee of the Company’s Board of Directors (the “Committee”) to consider the Transaction.

      You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address the Company’s underlying business decision to effect the Transaction. Additionally, you have advised us that SAC has indicated that it has no intention of selling its shares in the Company or engaging in any alternative to the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

      In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

2. visited the business office of the Company;

3. reviewed the Company’s SEC filings on Form 10-K for the three fiscal years ended December 31, 2003, and draft financial statements for the quarter ended March 31, 2004, which the Company’s management has identified as being the most current financial statements available;

4. reviewed the Company’s definitive proxy statement filed with the Commission dated April 17, 2004;

5. reviewed the Company’s Tender Offer statement filed with the Commission dated April 30, 2004;

6. reviewed forecasts prepared by the Company’s management for the fiscal year ending December 31, 2004;

7. reviewed the Company-prepared Plan 2001, Plan 2002 and Plan 2003;

8. reviewed copies of the Appraisals of the Business Enterprise prepared by an independent third-party appraiser as of October 31, 2003 for the following entities:

•	Addison Steel, Inc.;

•	Bannister Steel, Inc.;

Special Committee of the Board of Directors of
Schuff International, Inc.

May 12, 2004	-2-

•	Quincy Joist Company; and

•	Six Industries, Inc.;

9. reviewed the Limited Summary Appraisal of Six Industries, Inc. prepared by an independent third-party appraiser as of February 4, 2003;

10. reviewed the appraisal summaries of various real estate properties prepared by an independent third-party appraiser as of February 2003;

11. reviewed the appraisal summary of the National City steel yard prepared by an independent third-party appraiser as of February 2003;

12. reviewed certain other publicly available financial data for certain companies that deemed comparable to the Company; and

13. conducted such other studies, analyses and inquiries as we have deemed appropriate.

      We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

      We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

      Our Opinion does not address SAC’s underlying business decision to effect the Offer or the Committee’s underlying business decision whether to recommend that the Company stockholders accept the Offer, nor does it constitute a recommendation to any stockholder as to whether they should tender their Shares. Furthermore, Houlihan Lokey did not negotiate any portion of the Offer, and Houlihan Lokey is under no obligation to update our Opinion.

      Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

EXHIBIT INDEX

Exhibit	Description

99.(a)(1)(i)	Offer to Purchase dated April 30, 2004, filed with the Securities and Exchange Commission on April 30, 2004, as amended and supplemented (incorporated by reference to Exhibit 99.(a)(1)(A) to Schedule TO)
99.(a)(1)(ii)	Supplement to Offer to Purchase dated May 14, 2004, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(I) to Schedule TO-T/A)
99.(a)(1)(iii)	Letter of Transmittal, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(B) to Schedule TO)
99.(a)(1)(iv)	Revised Letter of Transmittal, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(J) to Schedule TO-T/A)
99.(a)(1)(v)	Notice of Guaranteed Delivery, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(C) to Schedule TO)
99.(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(D) to Schedule TO)
99.(a)(1)(vii)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(K) to Schedule TO-T/A)
99.(a)(1)(viii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(E) to Schedule TO)
99.(a)(1)(ix)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(L) to Schedule TO-T/A)
99.(a)(1)(x)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(F) to Schedule TO)
99.(a)(1)(xi)	Letter to Stockholders of Schuff International, Inc. (filed herewith)
99.(a)(1)(xii)	Press Release issued by Schuff International, Inc. on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2004 (incorporated by reference)
99.(a)(1)(xiii)	Press Release issued by Schuff International, Inc. on May 14, 2004 (filed herewith)
99.(a)(1)(xiv)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated May 12, 2004 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(1)(xv)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of May 12, 2004 (filed herewith)
99.(a)(1)(xvi)	Schuff International, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 29, 2004 (incorporated herein by reference)
99.(a)(1)(xvii)	Schuff International, Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated herein by reference)
99.(a)(1)(xviii)	Notice of Offer to Purchase All Outstanding Shares of Common Stock, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(5) to Schedule TO-T/A)